SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Patni Computer Systems Limited

(Name of Subject Company (Issuer))

iGATE Corporation

(Names of Filing Persons (Offeror))

Common Stock, par value Rs. 2.0 per share

(Title of Class of Securities)

Y6788H100

(CUSIP Number of Class of Securities)

Mukund Srinath

Vice President - Legal & Corporate Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, CA 94555

(510) 896-3015

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joshua N. Korff, Esq.

Srinivas S. Kaushik, Esq.

Michael Kim, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Attached hereto as Exhibit 99.1 is the Public Announcement to the shareholders of Patni Computer Systems Limited (“Patni”) issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (collectively, the “Purchasers”) together with iGATE Corporation, a person acting in concert with the Purchasers (the “PAC”), relating to an offer by the Purchasers and the PAC to purchase certain equity shares of Patni. Attached hereto as Exhibit 99.2 is a press release of the Purchasers and the PAC announcing the execution of definitive agreements to acquire a majority equity interest in Patni.

Additional Information

In connection with its contemplated open public offer for certain equity shares of Patni, the Purchasers and the PAC will, directly and/or through an affiliate, file open public offer and tender offer documentation with regulatory authorities including the Securities and Exchange Board of India and the United States Securities and Exchange Commission (“SEC”). This contemplated open public offer and tender offer will be subject to various terms and conditions included in these materials. Investors and Patni shareholders are strongly encouraged to read these materials once they become available including, for investors in Patni’s American Depositary Shares, the tender offer statement and related documents filed with the SEC, because they will contain important information. Documents filed with the SEC will be available for no charge on the SEC’s website at www.sec.gov.

ITEM 12 – Exhibits

(d) Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

99.1	Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of January 11, 2011

99.2	Press Release, dated as of January 10, 2011

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